UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 7, 2022, Global Blue Group Holding AG (the “Company”) held the previously announced extraordinary general meeting of shareholders and special meeting of holders of Series A Preferred Shares at the offices of Niederer Kraft Frey Ltd at Bahnhofstrasse 53, Zurich 8001, Switzerland.

Please refer to Exhibit 99.1 to this Form 6-K for the full slate of matters approved at the extraordinary general meeting and Exhibit 99.2 to this Form 6-K for the full slate of matters approved at the special meeting.

On June 8, 2022, the Company registered with the commercial register of the Canton of Zurich its amended Articles of Association reflecting the amendments thereto that were approved by the extraordinary general meeting and the special meeting.

A copy of the amended Articles of Association is furnished herewith as Exhibit 3.1 to this Form 6-K and incorporated herein by reference.

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-259200) of the Company and the prospectuses incorporated therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2022

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
3.1	Articles of association of Global Blue Group Holding AG, dated as of June 7, 2022
99.1	Extraordinary General Meeting Results
99.2	Special Meeting Results